Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Basic:

Average shares outstanding	13,700,971	13,715,258	13,703,242	13,705,074
Net income	$ 6,691,078	$ 5,811,172	$12,882,419	$11,269,559

Per share amount	$0.49	$0.42	$0.94	$0.82

Diluted:

Average shares outstanding	13,700,971	13,715,258	13,703,242	13,705,074
Net effect of dilutive stock options -
based on the treasury stock method
using average market price	239,171	161,308	239,171	161,308

Diluted shares	13,940,142	13,876,566	13,942,413	13,866,382

Net income	$ 6,691,078	$ 5,811,172	$12,882,419	$11,269,559

Per share amount	$0.48	$0.42	$0.92	$0.81
Note: Antidilutive stock options totaling 15,000 shares were not included in the calculation of diluted earnings per share for the period ended June 30, 2003. There were no antidilutive stock options at June 30, 2004.